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                                                                    Exhibit 99.2
                                                           [English Translation]
                                                                 August 29, 2003
                                                            Corporate Disclosure

                              HANARO TELECOM, INC.
                           RESOLUTION ON RIGHTS ISSUE

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
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1. Class and   Non-bearer Common Stocks (No.)                                                                            182,812,500
No. of New     ---------------------------------------------------------------------------------------------------------------------
Stocks         Non-bearer Preferred Stocks (No.)                                                                                   -
               ---------------------------------------------------------------------------------------------------------------------
               * Specifics of Preferred Stocks                                                                                     -
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2. Face Value Per Stock (KRW)                                                                                                  5,000
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               Funds for Facilities (KRW)                                                                                          -
               ---------------------------------------------------------------------------------------------------------------------
                          Operating Funds (KRW)                                                                      585,000,000,000
                          ----------------------------------------------------------------------------------------------------------
                                         Purpose of
                                         Acquisition                                                     -
                                         -------------------------------------------------------------------------------------------
                                         Company issuing
                                         Securities                                                      -
                                         -------------------------------------------------------------------------------------------
                                         Major Business                                                  -
                                         -------------------------------------------------------------------------------------------
                                         Capital Stock
                                         (KRW)                                                           -
                                         -------------------------------------------------------------------------------------------
                                         Total assets
                                         (KRW)                                                           -
                          Acquisition    -------------------------------------------------------------------------------------------
3. Use of      Operating  of             Total Liabilities
Funds          Funds      Securities     (KRW)                                                           -
                          of Another     -------------------------------------------------------------------------------------------
                          Corporation    Relation with
                                         Acquiring
                                         Company                                                         -
                                         -------------------------------------------------------------------------------------------
                                         Acquisition Value
                                         (KRW)                                                           -
                                         -------------------------------------------------------------------------------------------
                                         Calculation Basis
                                         of Acquisition
                                         Value                                                           -
                                         -------------------------------------------------------------------------------------------
                                         Effect of
                                         Acquisition                                                     -
                                         -------------------------------------------------------------------------------------------
                                         Scheduled Date
                                         of Acquisition                                                  -
               ---------------------------------------------------------------------------------------------------------------------
               Other (KRW)                                                                               -
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4. Issuing     Non-bearer Common Stocks (KRW)                                                                                  3,200
Price of New   ---------------------------------------------------------------------------------------------------------------------
Stocks         Non-bearer Preferred Stocks (KRW)                                                                                   -
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5. Discount Rate of Issuing Price of New Stocks                                                                                    -
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6. Basis Date of New Stocks Allotment                                                                    -
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7. Allotment Ratio of New Stocks (No. per Stock)                                                         -
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8. Priority Allotment Ratio to Employee Stock Ownership
Association (%)                                                                                          -
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
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                                         Date of
                                         Commencement                                                -
               Public Offering           -------------------------------------------------------------------------------------------
                                         Date of
                                         Expiration                                                  -
               ---------------------------------------------------------------------------------------------------------------------
                                         Date of
9.                                       Commencement                                                -
Subscription   Old Stockholders       ----------------------------------------------------------------------------------------------
Date                                     Date of
                                         Expiration                                                  -
               ---------------------------------------------------------------------------------------------------------------------
               Employee Stock            Date of
               Ownership Association     Commencement                                                -
                                      ----------------------------------------------------------------------------------------------
                                         Date of Expiration                                          -
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10. Closing Date                                                                              October 31, 2003
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11. Record Date of Dividend Pay-Out                                                           January 1, 2003
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12. Delivery Date of New Stocks Certificate                                                          -
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13. Scheduled Date of Listing                                                                        -
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14. Lead Manager                                                                                     -
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15. Possibility of Assigning Preemptive Right                                                        No
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16. Method of Capital Increase                                                               Private Placement
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17. Date of BOD Resolution                                                                    August 29, 2003
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- Presence of Outside Director(s)                                          Present     6      Absent                  1
                                                                           (No.)              (No.)
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- Presence of Auditor(s)                                                                            Yes
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18. Filing of Securities Registration Statement                                                   Exempted
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19. Applicability of Fair Trade Act                                                                  No
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20. Other                                                                  1. The proposed rights issue hereto is conditional on
                                                                           the approval to be obtained at the Extraordinary
                                                                           Meeting of Shareholders scheduled tentatively for
                                                                           October 21, 2003.
                                                                           2. In the event that foreign ownership of the Company
                                                                           exceeds 49%, the amount that exceeds the limit shall not
                                                                           be subject to the rights issue pursuant to Article 6 of
                                                                           Telecommunications Basic Law of the Republic of Korea.
                                                                           3. The newly issued shares shall be subject to a one(1)
                                                                           year lock-up period and shall be deposited at Korea
                                                                           Securities Depositary.
                                                                           4. Any decision making in relation to any changes to the
                                                                           schedule of the rights issue in line with discussion with
                                                                           investors shall be delegated to the Company's
                                                                           Representative Director & CEO.
                                                                           5. Any decision making in relation to the details of the
                                                                           rights issue that are not mentioned hereto, i.e.,
                                                                           subscription and place of deposits, shall be delegated
                                                                           to the Company's Representative Director & CEO.
                                                                           Certificates for the new shares shall not be issued.
                                                                           6. Partial subscription
                                                                            - In the event that less than 100%, but over 90%, of
                                                                           the total issue amount is subscribed, the Board of
                                                                           Directors shall decide whether or not to issue new shares
                                                                           for such subscription.
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
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                                                                            - In the event that less than 90% of the total issue
                                                                           amount is subscribed, the Company shall not issue new
                                                                           shares.
                                                                           7. The total amount of the rights issue is US$500
                                                                           million and the exchange rate applied is
                                                                           KRW1,170.0/US$.
                                                                           8. The closing date is tentative, thus subject to
                                                                           change.
                                                                           9. The largest shareholder upon the completion of the
                                                                           rights issue:
                                                                               - New largest shareholder : the investor
                                                                           group led by AIG and Newbridge and/or members of the
                                                                           group (Relationship to Hanaro : N/A)
                                                                               - Objective of subscription/financing method :
                                                                           Management control over Hanaro/financing by forming
                                                                           an investment consortium
                                                                           10. The names of subscription companies have not yet
                                                                           been confirmed. The Company will make a timely disclosure
                                                                           as the parties to the proposed private placement hereto
                                                                           are confirmed.
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* Date of Relevant Disclosure(s)                                                                     -
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[In Case of Private Placement]
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               Private Placement                                           Relation            No. of Stocks Allotted
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An investor group led by AIG and Newbridge and/or others                      -                                          182,812,500
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